================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                   -----------

                             TENNECO AUTOMOTIVE INC.
                                (Name of Issuer)

                                   -----------

Common Stock, $0.01 par value per share                         880349105
    (Title of class of securities)                            (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                            New York, New York 10017
                                 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 1, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 pages)

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NY2:\953977\02\KG3D02!.DOC\56392.0004

--------------------------------------------------------------                       -----------------------------------------------
CUSIP No. 880349105                                                    13D                      Page 2 of 17 Pages
--------------------------------------------------------------                       -----------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
1                                NAME OF REPORTING PERSON                                         GREENWAY PARTNERS, L.P.
                                 S.S. OR I.R.S. IDENTIFICATION NO.                                13-3714238
                                 OF ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [x]
                                                                                                                           (b) [_]
----------------------------     ---------------------------------------------------------------------------------------------------
3                                SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
4                                SOURCE OF FUNDS:                                                             WC, OO
----------------------------     ---------------------------------------------------------------------------------------------------
5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [_]
----------------------------     ---------------------------------------------------------------------------------------------------
6                                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
---------------------------- --- ------------------     ----------------------------------------------------------------------------
         NUMBER OF               7                      SOLE VOTING POWER:                                            397,400
          SHARES
                             --- ------------------     ----------------------------------------------------------------------------
       BENEFICIALLY              8                      SHARED VOTING POWER:                                             0
         OWNED BY
                             --- ------------------     ----------------------------------------------------------------------------
           EACH                  9                      SOLE DISPOSITIVE POWER:                                       397,400
         REPORTING
                             --- ------------------     ----------------------------------------------------------------------------
        PERSON WITH              10                     SHARED DISPOSITIVE POWER:                                        0
----------------------------     ---------------------------------------------------------------------------------------------------
11                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:                                                                            397,400
----------------------------     ---------------------------------------------------------------------------------------------------
12                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                               [_]
----------------------------     ---------------------------------------------------------------------------------------------------
13                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           1.2%
----------------------------     ---------------------------------------------------------------------------------------------------
14                               TYPE OF REPORTING PERSON:                                        PN
----------------------------     ---------------------------------------------------------------------------------------------------



                                       2

--------------------------------------------------------------                       -----------------------------------------------
CUSIP No. 880349105                                                    13D                      Page 3 of 17 Pages
--------------------------------------------------------------                       -----------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
1                                NAME OF REPORTING PERSON                                         GREENTREE PARTNERS, L.P.
                                 S.S. OR I.R.S. IDENTIFICATION NO.                                13-3752875
                                 OF ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [x]
                                                                                                                           (b) [_]
----------------------------     ---------------------------------------------------------------------------------------------------
3                                SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
4                                SOURCE OF FUNDS:                                                             WC, OO
----------------------------     ---------------------------------------------------------------------------------------------------
5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [_]
----------------------------     ---------------------------------------------------------------------------------------------------
6                                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
---------------------------- --- ------------------     ----------------------------------------------------------------------------
         NUMBER OF               7                      SOLE VOTING POWER:                                            231,000
          SHARES
                             --- ------------------     ----------------------------------------------------------------------------
       BENEFICIALLY              8                      SHARED VOTING POWER:                                             0
         OWNED BY
                             --- ------------------     ----------------------------------------------------------------------------
           EACH                  9                      SOLE DISPOSITIVE POWER:                                       231,000
         REPORTING
                             --- ------------------     ----------------------------------------------------------------------------
        PERSON WITH              10                     SHARED DISPOSITIVE POWER:                                        0
----------------------------     ---------------------------------------------------------------------------------------------------
11                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:                                                                            231,000
----------------------------     ---------------------------------------------------------------------------------------------------
12                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                               [_]
----------------------------     ---------------------------------------------------------------------------------------------------
13                               PERCENT OF CLASS REPRESENTED BY AMOUNT
                                 IN ROW (11):                                                                                  0.7%
----------------------------     ---------------------------------------------------------------------------------------------------
14                               TYPE OF REPORTING PERSON:                                        PN
----------------------------     ---------------------------------------------------------------------------------------------------

--------------------------------------------------------------                       -----------------------------------------------
CUSIP No. 880349105                                                    13D                      Page 4 of 17 Pages
--------------------------------------------------------------                       -----------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
1                                NAME OF REPORTING PERSON                                         GREENHOUSE PARTNERS, L.P.
                                 S.S. OR I.R.S. IDENTIFICATION NO.                                13-3793447
                                 OF ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [x]
                                                                                                                           (b) [_]
----------------------------     ---------------------------------------------------------------------------------------------------
3                                SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
4                                SOURCE OF FUNDS:                                                             WC, AF, OO
----------------------------     ---------------------------------------------------------------------------------------------------
5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [_]
----------------------------     ---------------------------------------------------------------------------------------------------
6                                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
---------------------------- --- ------------------     ----------------------------------------------------------------------------
         NUMBER OF               7                      SOLE VOTING POWER:                                               0
          SHARES
                             --- ------------------     ----------------------------------------------------------------------------
       BENEFICIALLY              8                      SHARED VOTING POWER:                                          397,400
         OWNED BY
                             --- ------------------     ----------------------------------------------------------------------------
           EACH                  9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
                             --- ------------------     ----------------------------------------------------------------------------
        PERSON WITH              10                     SHARED DISPOSITIVE POWER:                                     397,400
----------------------------     ---------------------------------------------------------------------------------------------------
11                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:                                                                              397,400
----------------------------     ---------------------------------------------------------------------------------------------------
12                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                               [_]
----------------------------     ---------------------------------------------------------------------------------------------------
13                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           1.2%
----------------------------     ---------------------------------------------------------------------------------------------------
14                               TYPE OF REPORTING PERSON:                                        PN
----------------------------     ---------------------------------------------------------------------------------------------------

--------------------------------------------------------------                       -----------------------------------------------
CUSIP No. 880349105                                                    13D                      Page 5 of 17 Pages
--------------------------------------------------------------                       -----------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
1                                NAME OF REPORTING PERSON                                         GREENHUT  L.L.C.
                                 S.S. OR I.R.S. IDENTIFICATION NO.                                13-3793450
                                 OF ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [x]
                                                                                                                           (b) [_]
----------------------------     ---------------------------------------------------------------------------------------------------
3                                SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
4                                SOURCE OF FUNDS:                                                             WC, AF, OO
----------------------------     ---------------------------------------------------------------------------------------------------
5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [_]
----------------------------     ---------------------------------------------------------------------------------------------------
6                                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
---------------------------- --- ------------------     ----------------------------------------------------------------------------
         NUMBER OF               7                      SOLE VOTING POWER:                                               0
          SHARES
                             --- ------------------     ----------------------------------------------------------------------------
       BENEFICIALLY              8                      SHARED VOTING POWER:                                          231,000
         OWNED BY
                             --- ------------------     ----------------------------------------------------------------------------
           EACH                  9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
                             --- ------------------     ----------------------------------------------------------------------------
        PERSON WITH              10                     SHARED DISPOSITIVE POWER:                                     231,000
----------------------------     ---------------------------------------------------------------------------------------------------
11                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:                                                                              231,000
----------------------------     ---------------------------------------------------------------------------------------------------
12                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                               [_]
----------------------------     ---------------------------------------------------------------------------------------------------
13                               PERCENT OF CLASS REPRESENTED BY AMOUNT
                                 IN ROW (11):                                                                                  0.7%
----------------------------     ---------------------------------------------------------------------------------------------------
14                               TYPE OF REPORTING PERSON:                                        OO
----------------------------     ---------------------------------------------------------------------------------------------------

--------------------------------------------------------------                       -----------------------------------------------
CUSIP No. 880349105                                                    13D                      Page 6 of 17 Pages
--------------------------------------------------------------                       -----------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
1                                NAME OF REPORTING PERSON                                         GREENBELT CORP.
                                 S.S. OR I.R.S. IDENTIFICATION NO.                                13-3791931
                                 OF ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [x]
                                                                                                                           (b) [_]
----------------------------     ---------------------------------------------------------------------------------------------------
3                                SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
4                                SOURCE OF FUNDS:                                                             WC, OO
----------------------------     ---------------------------------------------------------------------------------------------------
5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [_]
----------------------------     ---------------------------------------------------------------------------------------------------
6                                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
---------------------------- --- ------------------     ----------------------------------------------------------------------------
         NUMBER OF               7                      SOLE VOTING POWER:                                           1,980,100
          SHARES
                             --- ------------------     ----------------------------------------------------------------------------
       BENEFICIALLY              8                      SHARED VOTING POWER:                                             0
         OWNED BY
                             --- ------------------     ----------------------------------------------------------------------------
           EACH                  9                      SOLE DISPOSITIVE POWER:                                      1,980,100
         REPORTING
                             --- ------------------     ----------------------------------------------------------------------------
        PERSON WITH              10                     SHARED DISPOSITIVE POWER:                                        0
----------------------------     ---------------------------------------------------------------------------------------------------
11                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:                                                                             1,980,100
----------------------------     ---------------------------------------------------------------------------------------------------
12                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                               [_]
----------------------------     ---------------------------------------------------------------------------------------------------
13                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           5.8%
----------------------------     ---------------------------------------------------------------------------------------------------
14                               TYPE OF REPORTING PERSON:                                        CO
----------------------------     ---------------------------------------------------------------------------------------------------

--------------------------------------------------------------                       -----------------------------------------------
CUSIP No. 880349105                                                    13D                      Page 7 of 17 Pages
--------------------------------------------------------------                       -----------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
1                                NAME OF REPORTING PERSON                                         GREENSEA OFFSHORE, L.P.
                                 S.S. OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON

----------------------------     ---------------------------------------------------------------------------------------------------
2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [x]
                                                                                                                           (b) [_]
----------------------------     ---------------------------------------------------------------------------------------------------
3                                SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
4                                SOURCE OF FUNDS:                                                             WC, OO
----------------------------     ---------------------------------------------------------------------------------------------------
5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [_]
----------------------------     ---------------------------------------------------------------------------------------------------
6                                CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Cayman Islands
---------------------------- --- ------------------     ----------------------------------------------------------------------------
         NUMBER OF               7                      SOLE VOTING POWER:                                            204,000
          SHARES
                             --- ------------------     ----------------------------------------------------------------------------
       BENEFICIALLY              8                      SHARED VOTING POWER:                                             0
         OWNED BY
                             --- ------------------     ----------------------------------------------------------------------------
           EACH                  9                      SOLE DISPOSITIVE POWER:                                       204,000
         REPORTING
                             --- ------------------     ----------------------------------------------------------------------------
        PERSON WITH              10                     SHARED DISPOSITIVE POWER:                                        0
----------------------------     ---------------------------------------------------------------------------------------------------
11                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:                                                                              204,000
----------------------------     ---------------------------------------------------------------------------------------------------
12                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                               [_]
----------------------------     ---------------------------------------------------------------------------------------------------
13                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.6%
----------------------------     ---------------------------------------------------------------------------------------------------
14                               TYPE OF REPORTING PERSON:                                        PN
----------------------------     ---------------------------------------------------------------------------------------------------

--------------------------------------------------------------                       -----------------------------------------------
CUSIP No. 880349105                                                    13D                      Page 8 of 17 Pages
--------------------------------------------------------------                       -----------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
1                                NAME OF REPORTING PERSON                                         GREENHUT OVERSEAS, L.L.C.
                                 S.S. OR I.R.S. IDENTIFICATION NO.                                13-3868906
                                 OF ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [x]
                                                                                                                           (b) [_]
----------------------------     ---------------------------------------------------------------------------------------------------
3                                SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
4                                SOURCE OF FUNDS:                                                             WC, AF, OO
----------------------------     ---------------------------------------------------------------------------------------------------
5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [_]
----------------------------     ---------------------------------------------------------------------------------------------------
6                                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
---------------------------- --- ------------------     ----------------------------------------------------------------------------
         NUMBER OF               7                      SOLE VOTING POWER:                                               0
          SHARES
                             --- ------------------     ----------------------------------------------------------------------------
       BENEFICIALLY              8                      SHARED VOTING POWER:                                          204,000
         OWNED BY
                             --- ------------------     ----------------------------------------------------------------------------
           EACH                  9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
                             --- ------------------     ----------------------------------------------------------------------------
        PERSON WITH              10                     SHARED DISPOSITIVE POWER:                                     204,000
----------------------------     ---------------------------------------------------------------------------------------------------
11                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:                                                                              204,000
----------------------------     ---------------------------------------------------------------------------------------------------
12                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                               [_]
----------------------------     ---------------------------------------------------------------------------------------------------
13                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.6%
----------------------------     ---------------------------------------------------------------------------------------------------
14                               TYPE OF REPORTING PERSON:                                        OO
----------------------------     ---------------------------------------------------------------------------------------------------

--------------------------------------------------------------                       -----------------------------------------------
CUSIP No. 880349105                                                    13D                      Page 9 of 17 Pages
--------------------------------------------------------------                       -----------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
1                                NAME OF REPORTING PERSON                                         ALFRED D. KINGSLEY
                                 S.S. OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [x]
                                                                                                                           (b) [_]
----------------------------     ---------------------------------------------------------------------------------------------------
3                                SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
4                                SOURCE OF FUNDS:                                                             PF, AF, OO
----------------------------     ---------------------------------------------------------------------------------------------------
5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [_]
----------------------------     ---------------------------------------------------------------------------------------------------
6                                CITIZENSHIP OR PLACE OF ORGANIZATION:                                        United States
---------------------------- --- ------------------     ----------------------------------------------------------------------------
         NUMBER OF               7                      SOLE VOTING POWER:                                            400,000
          SHARES
                             --- ------------------     ----------------------------------------------------------------------------
       BENEFICIALLY              8                      SHARED VOTING POWER:                                         2,812,500
         OWNED BY
                             --- ------------------     ----------------------------------------------------------------------------
           EACH                  9                      SOLE DISPOSITIVE POWER:                                       400,000
         REPORTING
                             --- ------------------     ----------------------------------------------------------------------------
        PERSON WITH              10                     SHARED DISPOSITIVE POWER:                                    2,812,500
----------------------------     ---------------------------------------------------------------------------------------------------
11                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:                                                                             3,212,500
----------------------------     ---------------------------------------------------------------------------------------------------
12                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                               [_]
----------------------------     ---------------------------------------------------------------------------------------------------
13                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.5%
----------------------------     ---------------------------------------------------------------------------------------------------
14                               TYPE OF REPORTING PERSON:                                        IN
----------------------------     ---------------------------------------------------------------------------------------------------

--------------------------------------------------------------                       -----------------------------------------------
CUSIP No. 880349105                                                    13D                      Page 10 of 17 Pages
--------------------------------------------------------------                       -----------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
1                                NAME OF REPORTING PERSON                                         GARY K. DUBERSTEIN
                                 S.S. OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [x]
                                                                                                                           (b) [_]
----------------------------     ---------------------------------------------------------------------------------------------------
3                                SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
4                                SOURCE OF FUNDS:                                                             PF, AF, OO
----------------------------     ---------------------------------------------------------------------------------------------------
5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
----------------------------     ---------------------------------------------------------------------------------------------------
6                                CITIZENSHIP OR PLACE OF ORGANIZATION:                                        United States
---------------------------- --- ------------------     ----------------------------------------------------------------------------
         NUMBER OF               7                      SOLE VOTING POWER:                                               0
          SHARES
                             --- ------------------     ----------------------------------------------------------------------------
       BENEFICIALLY              8                      SHARED VOTING POWER:                                         2,812,500
         OWNED BY
                             --- ------------------     ----------------------------------------------------------------------------
           EACH                  9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
                             --- ------------------     ----------------------------------------------------------------------------
        PERSON WITH              10                     SHARED DISPOSITIVE POWER:                                    2,812,500
----------------------------     ---------------------------------------------------------------------------------------------------
11                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:                                                                             2,812,500
----------------------------     ---------------------------------------------------------------------------------------------------
12                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                               [_]
----------------------------     ---------------------------------------------------------------------------------------------------
13                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.3%
----------------------------     ---------------------------------------------------------------------------------------------------
14                               TYPE OF REPORTING PERSON:                                        IN
----------------------------     ---------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

                     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Shares"), of Tenneco Automotive Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 North Field Drive, Lake Forest, Illinois 60045.


ITEM 2. IDENTITY AND BACKGROUND.

                     This Statement is being filed by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Each of Greenway, Greentree and Greenhouse is a Delaware limited partnership. Each of Greenhut and Greenhut Overseas is a Delaware limited liability company. Greenbelt is a Delaware corporation. Greensea is an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of Greenway, Greentree and Greensea is investing in securities. The principal business of Greenhouse is being the general partner of Greenway. The principal business of Greenhut is being the general partner of Greentree. The principal business of Greenhut Overseas is being the investment general partner of Greensea. The principal business of Greenbelt is managing a small number of accounts containing securities for which Greenbelt has voting and dispositive power, and, consequently, is the beneficial owner. The present principal occupation of each of Messrs. Kingsley and Duberstein is serving as the general partners of Greenhouse and members of both Greenhut and Greenhut Overseas. In addition, Mr. Kingsley is senior managing director, and Mr. Duberstein is managing director, of both Greenway and Greentree. Also, Mr. Kingsley is president, and Mr. Duberstein is vice president, secretary and treasurer of Greenbelt. During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons (other than Greensea) is 277 Park Avenue, 27th Floor, New York, New York 10017. The business address of Greensea is P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

                     Messrs. Kingsley and Duberstein are both citizens of the United States.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Greenway purchased an aggregate of 397,400 Shares for total consideration (including brokerage commissions) of $2,660,286.00 derived from the capital of Greenway and margin indebtedness from Bear Stearns & Co. Inc.

                     Greentree purchased an aggregate of 231,000 Shares for total consideration (including brokerage commissions) of $1,429,367.50 derived from the capital of Greentree and margin indebtedness from Bear Stearns & Co. Inc.

                     Greensea purchased an aggregate of 204,000 Shares for total consideration (including brokerage commissions) of $1,448,937.32 derived from the capital of Greensea and margin indebtedness from Bear Stearns & Co. Inc.

                     Accounts managed by Greenbelt purchased an aggregate of 1,980,100 Shares for total consideration (including brokerage commissions) of $12,276,433.44 derived from capital in the managed accounts and margin indebtedness from Bear Stearns & Co. Inc., Fahnestock & Co. Inc. and Lehman Brothers Inc.

                     Kingsley purchased an aggregate of 400,000 Shares for total consideration (including brokerage commissions) of $2,493,250.00 derived from personal funds and margin indebtedness from Bear Stearns & Co. Inc.

ITEM 4.              PURPOSE OF THE TRANSACTION

                     The Reporting Persons have acquired the Shares because, in their opinion, such Shares are undervalued by the market at the present time under the present circumstances.

                     The Reporting Persons my communicate with other shareholders, management and their advisors and interested parties concerning any matter relating to the business and affairs of the Company.

                     The Reporting Persons may from time to time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

                     Except as set forth above, the Reporting Persons have no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) though (j) of Item 4 of Schedule 13D.


ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

                     (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 3,212,500 Shares constituting 9.5% of the outstanding Shares (the percentage of Shares owned being based upon 33,978,558 Shares outstanding at March 31, 2000, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:


                                                               Approximate
Name                         Number of                        Percentage of
----                          Shares                       Outstanding Shares
                              ------                       ------------------

Greenway                      397,400                             1.2%
Greentree                     231,000                             0.7%
Greenbelt                   1,980,100                             5.8%
Greensea                      204,000                             0.6%
Kingsley                      400,000                             1.2%


                     Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")) Shares of which Greenway may be deemed to possess direct beneficial ownership. Each of Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

                     Greenhut, as the general partner of Greentree, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) Shares of which Greentree may be deemed to possess direct beneficial ownership. Each of Kingsley and Duberstein, as members of Greenhut, may be deemed to beneficially own Shares that Greenhut may be deemed to beneficially own. Each of Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

                     Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) Shares of which Greensea may be deemed to possess direct beneficial ownership. Each of Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares that Greenhut Overseas may be deemed to beneficially own. Each of Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

                     Greenbelt has direct beneficial ownership of the Shares that it manages. Each of Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own Shares that Greenbelt beneficially owns. Each of Kingsley and Duberstein hereby disclaims beneficial ownership of such Shares for all other purposes.

                     (b) Greenway has the sole power to vote or direct the vote of 397,400 Shares and the sole power to dispose or to direct the disposition of such Shares. Greenhouse and Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Greentree has the sole power to vote or direct the vote of 231,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Kingsley and Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Greensea has the sole power to vote or direct the vote of 204,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Greenbelt has the sole power to vote or direct the vote of 1,980,100 Shares and the sole power to dispose or direct the disposition of such Shares. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Kingsley has the sole power to vote or direct the vote of 400,000 Shares and the sole power to dispose or direct the disposition of such Shares.

                     (c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit 1 attached hereto, which is incorporated herein by reference.

                     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except the dividends from, or proceeds from the sale of Shares in each respective account managed by Greenbelt will be delivered into each such respective account. None of such individual managed accounts has an interest in more than five percent of the class of outstanding Shares.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: the respective partnership agreements of Greenway and Greentree each contains provisions whereby its general partner (i.e., Greenhouse in the case of Greenway and Greenhut in the case of Greentree) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Greensea provide that

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Greenhut Overseas, as investment general partner, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greensea's investments. Greenbelt also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

                     The following Exhibits are filed herewith:

                     1. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

                     2. Joint Filing Agreement.



            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: August 10, 2000


GREENHOUSE PARTNERS, L.P.                  GREENWAY PARTNERS, L.P.

                                           By: Greenhouse Partners, L.P., its
By: /s/ Gary K. Duberstein                     general partner
    ------------------------------
    Gary K. Duberstein, general
    partner                                    By: /s/ Gary K. Duberstein
                                                   -----------------------------
                                                   Gary K. Duberstein, general
                                                   partner


GREENHUT, L.L.C.                           GREENTREE PARTNERS, L.P.

                                           By: Greenhut, L.L.C., its general
By: /s/ Gary K. Duberstein                     partner
    -----------------------------
    Gary K. Duberstein, Member                 By: /s/ Gary K. Duberstein
                                                   -----------------------------
                                                   Gary K. Duberstein, Member


GREENHUT OVERSEAS, L.L.C.                  GREENSEA OFFSHORE, L.P.

                                           By: Greenhut Overseas, L.L.C., its
By: /s/ Gary K. Duberstein                     investment general partner
    -----------------------------
    Gary K. Duberstein, Member                 By: /s/ Gary K. Duberstein
                                                   -----------------------------
                                                   Gary K. Duberstein, Member


                                           GREENBELT CORP.

                                           By: /s/ Alfred D. Kingsley
                                               ---------------------------------
                                               Alfred D. Kingsley, President


                                           /s/ Alfred D. Kingsley
                                           -------------------------------------
                                           Alfred D. Kingsley


                                           /s/ Gary K. Duberstein
                                           -------------------------------------
                                           Gary K. Duberstein

                                  EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION

    1. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

    2.            Joint Filing Agreement.












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